United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
March 2018

Vale S.A.

Praia de Botafogo 186, 7th to 19th floor,

22250-145, Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces final tender results of cash tender offer for 5.875% guaranteed notes due 2021

Rio de Janeiro, March 21, 2018 — Vale S.A. (“Vale”) announces the expiration and final results of the offer to purchase for cash (the “Tender Offer”) any and all outstanding 5.875% guaranteed notes due 2021 (CUSIP No. 91911TAN3 / ISIN No. 91911TAN37) (the “2021 Notes”), issued by its wholly owned subsidiary Vale Overseas Limited (“Vale Overseas”), pursuant to the offer to purchase dated March 14, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (as defined in the Offer to Purchase).

As of 5:00 p.m., New York City time, on March 20, 2018 (the “Expiration Date”), the aggregate principal amount of 2021 Notes validly tendered is as set forth in the table below.

Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding Prior to Tender Offer		Principal Amount Validly Tendered(1)
5.875% Guaranteed Notes due 2021	CUSIP: 91911TAN3 ISIN: US91911TAN37	US$	1,250,000,000.00	US$	968,349,000.00

(1)   Not including aggregate principal amounts of 2021 Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of 2021 Notes must be made by 5:00 p.m., New York City time, on March 22, 2018.

Additionally, US$2,536,000.00 aggregate principal amount of outstanding 2021 Notes was tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of 2021 Notes must be made no later than 5:00 p.m., New York City time, on March 22, 2018.

Vale Overseas has accepted for purchase all of the 2021 Notes validly tendered in the Tender Offer on or prior to the Expiration Date. Holders of 2021 Notes that validly tendered on or prior to the Expiration Date and whose 2021 Notes have been accepted for purchase are entitled to receive the total consideration of US$1,086.00 per US$1,000.00 principal amount of 2021 Notes tendered (“Total Consideration”) and to receive accrued and unpaid interest (“Accrued Interest”) on their accepted 2021 Notes from the last interest payment date to, but not including, the 2021 Settlement Date (as defined below).

Payment of the Total Consideration and Accrued Interest for the accepted 2021 Notes validly tendered is expected to be made, subject to the terms and conditions of the Offer to Purchase, on March 22, 2018 (the “2021 Settlement Date”). Payment for the accepted 2021 Notes validly tendered pursuant to the Guaranteed Delivery Procedures is expected to be made on March 23, 2018.

The Tender Offer has now expired. No 2021 Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Tender Offer.

Vale Overseas has retained Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. as dealer managers and D.F. King & Co., Inc. as tender and information agent for the Tender Offer. The Offer to Purchase and any related supplements are available at the D.F. King & Co., Inc. website at https://sites.dfkingltd.com/vale. Questions about the Tender Offer may be directed to Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3754 (US toll free),

J.P. Morgan Securities LLC by telephone at +1 (212) 834-7279 (collect) or +1 (866) 846-2874 (US toll free); Mizuho Securities USA LLC by telephone at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (US toll free); and SMBC Nikko Securities America, Inc. by telephone at +1 (212) 224-5417 (collect) or +1 (888) 868-6856 (US toll free), or to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 796-7184 (US toll free) or in writing at vale@dfkingltd.com.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer has been made only by, and pursuant to the terms of, the Offer to Purchase. The Tender Offer has not been made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer has been deemed to be made by the dealer managers on behalf of Vale Overseas. None of Vale, Vale Overseas, the tender and information agent, the dealer managers or the trustee with respect to the 2021 Notes, nor any of their affiliates, has made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their 2021 Notes in response to the Tender Offer. None of Vale, Vale Overseas, the tender and information agent, the dealer managers or the trustee with respect to the 2021 Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Tender Offer, other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andré.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 21, 2018		Director of Investor Relations